Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
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KIMBER INTERCEPTS 7 METRES OF 18.3 g/t GOLD AND 374.3 g/t SILVER IN NEW STRUCTURE DISCOVERED AT MONTERDE

New Cocos structure lies northeast of other Carmen structures, enlarges area of exploration potential
January 26, 2012

Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce ongoing drill results from an additional 14 drill holes at its Monterde gold/silver project in Mexico, including eight holes drilled at Carmen and six holes drilled at Veta Minitas. Of particular interest is drill hole MTC-142A, which intersected a new structure containing 7 metres of 18.3 g/t gold and 374.3 g/t silver. This wide and high-grade gold-silver intersection is located northeast of other known structures in the Carmen deposit and is believed to be a parallel or semi-parallel structure to the current structures that make up the Carmen deposit. The new structure has been named “Cocos” and is geologically different from the other structures at Carmen being characterized by bright white quartz and quartz breccia, not the silicification seen in other gold-silver mineralized structures at Carmen. In addition, from the review of Cocos core samples, the base metal sulphides occur as thin veinlets and are finer grained than the sulphides encountered in the Carmen structure in hole MTRD-476 (which intersected 4.9 metres of 78.4 g/t gold and 127.9 g/t silver, as announced May 31, 2011). Also significant is hole MTRD-512 which intersected 8.6 g/t gold and 326.2 g/t silver over 5m in the footwall of the Cob structure.

“The discovery of a new structure containing high-grade gold-silver mineralization further supports our view that Monterde has excellent potential to host additional high-grade structures, both near Carmen and in other areas of Monterde”, reported Gordon Cummings, President and CEO of Kimber. “Kimber’s recent successes in identifying additional high grade mineralization at deeper levels at Carmen, along with the discovery of the new high-grade gold-silver Cocos structure, strongly support Kimber’s strategy to drill for growth at Monterde.”

Cocos is not known to outcrop at surface, suggesting the possibility of additional concealed structures to host high-grade gold-silver. The discovery of Cocos also extends the area for exploration at Carmen to the northeast of all previously known structures in this area.

Carmen Results

Highlights of recent assay results from the Carmen deposit area are tabulated below, while complete results for all drill holes are tabulated at the end of this news release:

Drill Hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent** (g/t)
MTC-142A	34	363.0	370.0	7.0	18.3	374.3	24.6
including	34	364.7	365.8	1.1	39.6	767.0	52.4
including	34	367.0	368.5	1.5	32.5	873.0	47.1

Drill Hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent** (g/t)
MTRD-512	37	324.3	329.3	5.0	8.6	326.2	14.1
MTC-147	33	475.7	477.5	1.8	9.9	416.0	16.8
MTC-148	27	476.7	486.2	9.5	5.2	2.7	5.3

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

High-grade gold-silver mineralization at Carmen, including the Cob, Hilos and Cocos structures, remains open along strike and at depth, below the existing mineral resource estimate. Additional drill targets have been identified based on these results that are designed to further delineate this mineralization and to trace it to depth. Drilling is continuing.

Drill Hole details at Carmen

MTC-142A

The newly identified Cocos structure was intercepted in drill hole MTC-142A. The hole was collared on section 34 and designed to test the Carmen structure at the 1750 metre elevation level where mineralization remains open.

At the 2065 metre elevation level the hole cut a zone of intense quartz veining and quartz breccia mineralized by veins of chalcopyrite, galena and sphalerite associated with pyrite. This particular style of mineralization had not been observed in any of the Carmen structures before and returned 7.0 metres grading 18.3 g/t gold and 374.3 g/t silver. The zone was encountered approximately 70 metres up-hole from the Cob structure in an area of little previous drilling indicating the possible discovery of a new mineralized zone in the hanging wall to Cob. Additional drilling is planned to further test this new structure.

Hole MTC-142A also intercepted numerous narrow mineralized zones, including Cob and Hilos with grades of up to 6.3 g/t gold with widths ranging from 0.8-2.0 metres. A hanging wall splay of Carmen returned 1.6 metres grading 4.5 g/t gold with low silver. The Carmen structure returned anomalous gold values only.

MTRD-512

Drill hole MTRD-512 was collared on section 37 and designed to intersect the Carmen structure at the 1660 metre elevation level. The hole returned 5.0 metres grading 8.6 g/t gold and 326.2 g/t silver from a footwall structure to Cob. The Carmen structure returned 9.5 metres grading 0.8 g/t gold and anomalous silver.

MTC-148

Drill hole MTC-148 was collared on section 27 and designed to intersect the Carmen structure at the 1730 metre elevation level. The hole returned 9.5 metres grading 5.2 g/t gold from the Carmen structure and continues to extend mineralization at depth. A footwall structure to Carmen returned 4.2 metres grading 4.0 g/t gold.

MTC-147

Drill hole MTC-147 was collared on section 33 and designed to test the Carmen structure at the 1860 metre elevation level. The hole returned 14.1 metres grading 1.7 g/t gold and 35.2 g/t silver from the Cob structure and 1.8 metres grading 9.9 g/t gold and 416 g/t silver from a Hilos structure splay. The Carmen structure returned 8.0 metres grading 0.8 g/t gold with low silver.

MTC-139A

Drill hole MTC-139A was collared on section 29 and was designed to test the Carmen structure at the 1850 metre elevation level. The hole intersected a number of mineralized zones in the hanging wall to the Cob structure. A highlight from the these structures was 3.6 metres grading 2.6 g/t gold and 96.1 g/t silver. The Cob structure returned 1.6 metres grading 3.8 g/t gold with anomalous silver. The mineralization in these zones consists of hematite and goethite hosted in strongly to patchy silicified felsic pyroclastic flows. The hole intersected the Carmen structure at the 1825 metre elevation level and returned 3.7 metres of 2.6 g/t gold and anomalous silver. Mineralization consists of mixed sulphide and oxides occurring in veins and patches associated with intense silicification.

MTC-146

Drill hole MTC-146 was collared on section 25 and designed to test the Carmen structure at the 1890 metre elevation level. The hole intersected several mineralized zones in the hanging wall to Carmen including 3.1 metres grading 3.8 g/t gold and 2.0 metres grading 7.9 g/t gold.

MTC-141B

Drill hole MTC-141-B was collared on section 33 and was designed to test the Carmen structure at the 1715 metre elevation level. The hole intersected the Cob structure and returned several mineralized zones, including 3.9 metres grading 3.2 g/t gold and 40.9 g/t silver. The Carmen structure returned only anomalous gold and silver values associated with weak silicification. A hanging wall structure 14 metres above Carmen returned 1.6 metres of anomalous gold and 159 g/t silver with strongly anomalous tungsten, an association not previously observed at Carmen.

MTC-143

Drill hole MTC-143 was collared on section 30 and designed to test the Carmen structure at the 1730 metre elevation level. The hole returned 0.9 metres grading 1.8 g/t gold and low silver.

Veta Minitas

A total of 6 diamond drill holes were completed on the Las Minitas deposit during the current disclosure period. Las Minitas is a satellite deposit to the Carmen deposit and occurs 250 metres to the west. Mineralized structures at Veta Minitas are characterized by closely spaced, narrow vertical faults hosted in felsic pyroclastic tuffs and breccias. Mineralization occurs as hematite and goethite with minor limonite associated with zones of variable silicification. Results for the current period are provided in the table at the end of this release.

Illustrations

Plan View of Carmen Showing Drill Hole Locations:

Vertical Section 34 Showing Hole MTC-124A and Cocos Structure:

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed herein. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in this news release and on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results:

Drill Hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)	Structure
MTC-139A	29	133.9	135.7	1.8	0.1	54.0	1.0	Unknown
and		139.3	142.6	3.3	0.0	50.3	0.9	Unknown
and		168.4	169.9	1.5	0.3	46.6	1.1	Unknown
and		316.2	320.3	4.1	0.6	42.3	1.3	Unknown
and		325.2	326.5	1.3	2.6	82.3	4.0	Unknown
and		331.9	339.1	7.2	1.5	56.9	2.5	Unknown
including		335.5	339.1	3.6	2.6	96.1	4.2	Unknown
and		434.6	436.2	1.6	3.8	3.6	3.8	Cob
and		543.9	546.3	2.4	1.2	0.8	1.2	Carmen HW Splay
and		568.6	572.3	3.7	2.6	5.5	2.7	Carmen
including		568.5	569.7	1.2	6.3	14.9	6.5	Carmen
MTC-141B	33	244.6	251.6	7.0	1.1	45.9	1.9	Cob
including		250.7	251.6	0.9	7.6	66.0	8.7	Cob
and		254.2	266.6	12.4	1.2	42.4	1.9	Cob
including		259.4	263.3	3.9	3.2	40.9	3.9	Cob
and		269.3	273.9	4.6	0.3	41.7	1.0	Cob FW Splay
and		299.9	307.5	7.6	0.7	15.7	0.9	Cob FW Splay
and		329.0	331.0	2.0	5.0	22.7	5.4	Cob FW Splay
and		421.7	422.9	1.2	0.9	4.4	1.0	Hilos HW Splay
and		440.4	441.9	1.5	1.1	3.5	1.2	Hilos
and		616.5	618.3	1.8	0.0	159.0	2.7	Carmen
MTC-142A	34	328.5	331.5	3.0	2.8	49.0	3.6	Cocos HW Splay
and		363.0	370.0	7.0	18.3	374.3	24.6	Cocos
including		364.7	365.8	1.1	39.6	767.0	52.4	Cocos
including		367.0	368.5	1.5	32.5	873.0	47.1	Cocos
and		445.0	447.0	2.0	0.5	24.7	0.9	Cob FW Splay
and		449.0	450.0	1.0	4.6	12.5	4.8	Cob FW Splay
and		530.5	531.5	1.0	3.0	1.2	3.0	Unknown
and		571.5	572.3	0.8	5.1	44.5	5.8	Hilos
and		577.7	579.0	1.3	6.3	1.3	6.3	Hilos
and		615.9	616.7	0.8	2.3	23.6	2.7	Hilos FW Splay
and		619.2	620.7	1.5	1.5	4.9	1.6	Hilos FW Splay
and		646.6	648.2	1.6	4.5	2.5	4.5	Carmen HW Splay
MTC-143	30	135.7	138.9	3.2	0.1	212.0	3.6	Unknown

including		135.7	137.3	1.6	0.1	347.0	5.9	Unknown
and		156.1	163.3	7.2	0.1	35.9	0.7	Unknown
and		462.3	463.5	1.2	0.4	109.0	2.2	Cob
and		675.6	676.5	0.9	1.8	1.0	1.8	Carmen HW Splay
MTC-146	25	63.3	65.0	1.7	0.1	37.7	0.8	Unknown
and		74.0	80.0	6.0	0.2	94.1	1.8	Unknown
including		75.5	78.5	3.0	0.3	144.5	2.8	Unknown
and		420.3	437.0	16.7	1.1	3.1	1.1	Carmen HW Splay
including		420.3	423.4	3.1	3.8	8.0	3.9	Carmen HW Splay
and		443.0	445.0	2.0	7.9	1.6	8.0	Carmen HW Splay
and		449.0	451.0	2.0	3.5	2.5	3.5	Carmen HW Splay
and		457.0	462.5	5.5	0.5	1.6	0.5	Carmen HW Splay
MTC-147	33	155.0	160.9	5.9	0.6	37.4	1.2	Unknown
including		158.7	159.8	1.1	1.7	171.0	4.6	Unknown
and		269.3	270.7	1.4	0.2	104.0	1.9	Unknown
and		301.0	307.7	6.7	0.1	50.2	0.9	Cob HW Splay
and		322.2	328.0	5.8	0.1	42.8	0.8	Cob HW Splay
and		354.0	361.3	7.3	0.7	46.4	1.5	Cob HW Splay
including		358.4	360.0	1.6	2.2	50.7	3.0	Cob HW Splay
and		365.2	379.3	14.1	1.7	35.2	2.3	Cob
including		367.8	368.8	1.0	12.9	52.5	13.7	Cob
and		417.8	418.9	1.1	3.6	8.7	3.7	Cob FW Splay
and		425.2	426.8	1.6	3.3	11.5	3.5	Cob FW Splay
and		475.7	477.5	1.8	9.9	416.0	16.8	Hilos HW Splay
and		602.0	610.0	8.0	0.8	3.5	0.9	Carmen
including		602.0	603.2	1.2	3.8	13.1	4.0	Carmen
and		719.0	720.0	1.0	13.1	12.4	13.3	Carmen FW Splay
MTC-148	27	476.7	486.2	9.5	5.2	2.7	5.3	Carmen
including		484.4	486.2	1.8	21.1	9.8	21.3	Carmen
and		562.3	566.5	4.2	4.0	1.5	4.0	Carmen FW Splay
including		565.0	566.5	1.5	9.6	1.3	9.7	Carmen FW Splay
MTRD-512	37	265.7	282.4	16.7	0.6	101.1	2.3	Cob HW Splay
including		274.9	279.4	4.5	1.7	162.5	4.4	Cob HW Splay
and		297.9	311.0	13.1	0.6	18.9	1.0	Cob
and		324.3	329.3	5.0	8.6	326.2	14.1	Cob FW Splay
including		327.7	329.3	1.6	26.0	998.0	42.6	Cob FW Splay
and		431.1	431.8	0.7	1.0	2.6	1.1	Unknown
and		878.0	887.5	9.5	0.8	0.6	0.8	Carmen FW Splay

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

Complete table of Veta Minitas drill results:

Drill Hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent** (g/t)
LMRD- 57	33	24.0	26.0	2.0	0.4	101.0	2.0
and		42.0	50.0	8.0	1.0	43.8	1.7
including		42.0	44.0	2.0	2.5	60.3	3.5
and		230.0	234.5	4.5	0.3	51.2	1.2
LMRD- 58	35	183.6	187.5	3.9	0.1	41.0	0.8
and		199.5	209.3	9.8	0.4	67.9	1.5
including		202.8	204.8	2.0	1.3	142.0	3.7
and		258.9	261.6	2.7	1.6	85.6	3.0
including		260.2	261.6	1.4	2.9	115.0	4.9
and		354.7	361.5	6.8	0.4	123.3	2.4
including		356.5	358.0	1.5	1.1	298.0	6.1
and		392.5	394.0	1.5	3.4	3.4	3.5
and		407.0	408.3	1.3	0.4	77.8	1.7
LMRD- 59	37	357.4	359.5	2.1	2.4	10.9	2.5
including		357.4	358.4	1.0	4.5	18.2	4.8
LMRD- 60	38	348.7	350.0	1.3	1.4	13.9	1.6
and		353.3	359.1	5.8	1.8	7.6	1.9
including		353.3	354.4	1.1	4.3	6.2	4.4
LMRD- 61		142.0	156.0	14.0	0.4	77.7	1.7
including		148.0	150.0	2.0	1.1	107.0	3.0
including		152.0	154.0	2.0	1.4	125.0	3.5
and		188.0	196.0	8.0	2.7	113.4	4.6
including		190.0	194.0	4.0	4.9	175.0	7.7
and		256.0	261.9	5.9	2.7	47.1	3.4
and		301.2	304.2	3.0	1.6	29.6	2.1
and		322.3	325.5	3.2	2.1	72.9	3.3
and		328.6	329.7	1.1	0.5	69.4	1.6
and		339.3	340.8	1.5	2.1	48.9	3.0
LMRD- 74	37	319.7	321.3	1.6	1.2	18.1	1.5
and		381.4	382.8	1.4	1.8	9.1	2.0

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.